









Yieldstreet

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482AD

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Yieldstreet
Prism Fund

With one investment, access an income-generating alternative investments portfolio. For everyone.

The Yieldstreet Prism Fund seeks to generate income by investing across multiple asset classes: Art, Commercial, Consumer, Legal, Real Estate, Corporates and more. The Fund's diverse specialty finance holdings are sourced from private market opportunities that were historically off-limits to retail investors. The Yieldstreet Prism Fund delivers a professionally-managed, multi-credit income portfolio in a single fund solution, with a low minimum and the simplicity of 1099 tax reporting.

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Distribution rate
8%[1]

Assets Under Management
$114.9M
as of 9/30/2022

Minimum investment
$2,500

No offers will be made to or accepted from investors residing in or located in Nebraska or North Dakota at this time.[5]
Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested.[1]

Learn about the Yieldstreet Prism Fund in under 2 minutes

Quarterly distributions

Distributions are to be made to investors quarterly (typically in February, June, September and December), subject to the authorization of the Fund's Board of Directors. Cash distributions are automatically reinvested through our Dividend Reinvestment Program (DRIP); however, you may choose to opt-out of the DRIP at any time to receive the distributions in cash.

Transparent fee structure

Total annual fees of 1.5%, which are only charged on the Fund's assets that have been invested (no fees are charged for cash in the Fund that is not invested). No load or redemption fees.

View fee breakdown

Liquidity

The Fund expects to offer investors the opportunity to liquidate at least a portion of their shares on a quarterly basis (typically in March, May, August and November), subject to approval by the Fund's Board of Directors and other limitations outlined in the Fund's prospectus.[2]

Yieldstreet by the numbers

Yieldstreet's investment team partners with industry-leading specialists to assess and evaluate every investment offered. Since inception, less than 10% of opportunities reviewed passed our selective process to make it onto the Yieldstreet platform.

$4B
Funded

$1.8B
Principal and interest returned

231
Individual offerings fully repaid

Asset allocation

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve these objectives, the Fund allocates its assets with a focus on income, seeking asset-backed and cash flow-backed opportunities across asset classes.

Read the Fund's Q3 2022 update



Asset allocation
As of 9/30/22

- Real Estate 40%
- Private Credit 28%
- Transportation 7%
- Legal Finance 6%
- Structured Notes 5%
- Cash 14%

Percentages are based on Total Investments. See Prospectus for more details

A snapshot of the top holdings
As of 6/30/22

Holding	Asset class	Target Yield	Value
#1	Real Estate	13.23%	$7,895,951
#2	Real Estate	10.00%	$6,569,674
#3	Private Credit	9.50%	$6,066,838
#4	Private Credit	9.50%	$5,030,125
#5	Real Estate	10.00%	$5,000,000

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How to invest in 3 easy steps

1 →
Set-up your account
Set up an account on Yieldstreet's website

2 →
Fund your investment
Enter your desired allocation amount and submit your request. New shares of the Fund are issued weekly.

3 →
You're Live
Your investment will go active in your Yieldstreet portfolio.

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Join thousands of unique investors that have already invested in the Fund.

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Resources

Key documents

- Fund Prospectus
- Yieldstreet Prism Fund FAQ
- Q3 2022 update
- Letter to Shareholders - Dec 21
- Annual report as of Dec 31, 2021
- Semi Annual report as of June 30, 2022

Additional documents

- Q2 2022 update
- Distribution Notice 19(a)1 for September 2022
- Distribution Notice 19(a)1 for June 2022
- Distribution Notice 19(a)1 February 2022
- Distribution Notice 19(a)1 for December 2021
- Distribution Notice 19(a)1 for September 2021
- Distribution Notice 19(a)1 for June 2021
- Distribution Notice 19(a)1 for March 2021
- Distribution Notice 19(a)1 for December 17, 2020 payment

Show more documents

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of shares outstanding [read more]

3 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

4 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

5 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

6 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

300 Park Ave, 15th Floor, New York, NY 10022 844-943-5378 investments@yieldstreetprismfund.com

No communication by YieldStreet Prism Fund Inc. (the "Fund") or YieldStreet Management, LLC (the "Adviser", and together with the Fund, "Yieldstreet™"), through this website or any other medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. This website does not constitute an offer, or the solicitation of any offer, to sell or purchase any securities, which may only be made by delivery of a valid prospectus.

Any financial projections or returns shown on this website are estimated predictions of performance only, are hypothetical, are not based on actual investment results and are not guarantees of future results. Estimated projections do not represent or guarantee the actual results of any transaction, and no representation is made that any transaction will, or is likely to, achieve results or profits similar to those

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